UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 3)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE

ACT OF 1934

CHECKERS DRIVE-IN RESTAURANTS, INC.

(Name of the Issuer)

CHECKERS DRIVE-IN RESTAURANTS, INC.

TAXI HOLDINGS CORP.

TAXI ACQUISITION CORP.

WELLSPRING CAPITAL PARTNERS IV, L.P.

WELLSPRING CAPITAL MANAGEMENT LLC

WCM GENPAR IV, L.P.

WCM GENPAR IV GP, LLC

KEITH E. SIROIS

S. PATRIC PLUMLEY

STEVE COHEN

ADAM NOYES

RICHARD TURER

RON LEVONDOSKY

BRIAN R. DOSTER

(Name of the Person(s) Filing Statement)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

162809305

(CUSIP Number of Class of Securities)

Brian R. Doster Vice President, Corporate Counsel and Secretary CHECKERS DRIVE-IN RESTAURANTS, INC. 4300 West Cypress Street Suite 600 Tampa, Florida 33607 (813) 283-7000	Carl M. Stanton TAXI HOLDINGS CORP. c/o Wellspring Capital Management LLC Lever House 390 Park Avenue New York, New York 10022 (212) 318-9800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

COPIES TO:

Jeffrey C. Soza, Esq. Daniel B. Kim, Esq. Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro, LLP 10250 Constellation Boulevard, 19th Floor Los Angeles, California 90067 (310) 553-3000	James H. Schwab, Esq. Steven J. Williams, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019 (212) 373-3000

This statement is filed in connection with (check the appropriate box):

☑	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. ☐

Check the following box if the filing is a final amendment reporting the results of the transaction. ☐

CALCULATION OF FILING FEE*

TRANSACTION VALUATION	AMOUNT OF FILING
$188,753,420	$20,197

*	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined): The filing fee of $20,197 was calculated pursuant to Rule 0-11(c)(1) by multiplying 0.000107 by the sum of (x) $172,503,000 which is the product of 11,500,200 shares of Common Stock and the merger consideration of $15.00 per share in cash in consideration for the cancellation of all outstanding Common Stock and (y) $16,250,420, which is the product of outstanding options to purchase 2,519,445 shares of Common Stock in consideration for cancellation of such options and $6.45, which is the amount equal to the excess of $15.00 over the weighted average exercise price of such outstanding options.

☑	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$20,197

Form or Registration No.:	Schedule 14A

Filing Party:	Checkers Drive-In Restaurants, Inc.

Date Filed:	March 17, 2006

INTRODUCTION

This Amendment No. 3 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being jointly filed by: (1) Checkers Drive-In Restaurants, Inc., a Delaware corporation (“Checkers”) and the issuer of the equity securities that are the subject of the Rule 13e-3 transaction, (2) Taxi Holdings Corp, a Delaware corporation newly formed by Wellspring Capital Partners IV, L.P solely for the purpose of effecting the merger that is the subject of the Rule 13e-3 transaction (“Taxi Holdings”), (3) Taxi Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Taxi Holdings (“Taxi Acquisition”), (4) Wellspring Capital Partners IV, L.P., a Delaware limited partnership (“Wellspring IV”), (5) Wellspring Capital Management LLC (“Wellspring Capital”), a Delaware limited liability company and the manager of Wellspring IV, (6) WCM GenPar IV, L.P., a Delaware limited partnership and the general partner of Wellspring IV (“WCM L.P.”), (7) WCM GenPar IV GP, LLC, a Delaware limited liability company and the general partner of WCM L.P. (“WCM LLC” and, together with Wellspring IV, Wellspring Capital and WCM L.P., the “Wellspring Entities”), and (8) each of Keith E. Sirois, the President and the Chief Executive Officer, and a director, of Checkers, S. Patric Plumley, a Senior Vice President and the Chief Financial Officer and Treasurer of Checkers, Steve Cohen, the Senior Vice President of Human Resources of Checkers, Adam Noyes, Senior Vice President of Purchasing and Operations Services of Checkers, Richard Turer, Vice President of Marketing of Checkers, Ron Levondosky, Senior Vice President of Operations of Checkers, and Brian R. Doster, Vice President, Corporate Counsel and Secretary of Checkers (collectively, the “Executive Officers” and, together with Checkers, Taxi Holdings, Taxi Acquisition, and Wellspring Partners, the “Filing Persons”).

This Schedule 13E-3 relates to the Agreement and Plan of Merger, dated as of February 16, 2006, as amended (the “Merger Agreement”), among Taxi Holdings, Taxi Acquisition and Checkers, pursuant to which, subject to the terms and conditions thereof, Taxi Acquisition will be merged with and into Checkers, and Checkers will be the surviving entity in the merger.

Concurrently with the filing of this Schedule 13E-3, Checkers is filing a definitive proxy statement (as filed, the “Proxy Statement”) under Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), pursuant to the definitive version of which the stockholders of Checkers will be given notice of a special meeting of the stockholders of Checkers, and Checkers’s board of directors will solicit proxies from the stockholders of Checkers for the adoption of the Merger Agreement and approval of the transactions contemplated thereby at such special meeting as well as approval of an adjournment of such special meeting if necessary to solicit additional proxies.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirely herein by this reference, and the responses to each Item in this Schedule 13E-3 are qualified in their entirely by the information contained in the Proxy Statement. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Proxy Statement.

Upon completion of the merger, each outstanding share of Checkers’ common stock (other than shares held by Taxi Holdings, Taxi Acquisition or Checkers (or any of their subsidiaries) and other than shares held by stockholders properly exercising appraisal rights pursuant to Section 262 of the Delaware General Corporation Law) automatically will be cancelled and converted into the right to receive from the surviving corporation $15.00 in cash, without interest. In the merger, except as otherwise provided in the Proxy Statement, each option to purchase shares of Checkers’ common stock, whether or not vested, will be cancelled and the holder of such option will be entitled to receive an amount in cash equal to the product of (1) the amount by which the merger consideration exceeds the applicable per share exercise price of such option, and (2) the number of shares subject to such option, without interest, and less any amount required to be withheld under applicable law. No consideration will be paid in respect of any stock options for which the exercise price equals or exceeds the merger consideration.

Following completion of the merger, Taxi Holdings will own 100% of the equity in Checkers and there will be no public market for Checkers common stock. Checkers’ common stock is currently registered under the Exchange Act and is quoted on the Nasdaq National Market. After the merger, the common stock will cease to be quoted on the Nasdaq National Market, and price quotations with respect to sales of shares of Checkers common stock in the public market will no longer be available. In addition, the registration of our common stock under the Exchange Act will be terminated. This termination will make certain provisions of the Exchange Act, such as the requirement of filing periodic and other reports with the Securities and Exchange Commission and furnishing a proxy or information statement in connection with stockholders’ meetings, no longer applicable to Checkers. It is expected that, following completion of the merger, the operations of Checkers will be conducted substantially as they currently are being conducted except as a privately held company.

The filing of this Schedule 13E-3 shall not be construed as an admission by any Filing Person or by any affiliate of a Filing Person that Taxi Holdings, Taxi Acquisition, Wellspring IV, Wellspring Capital, WCM L.P., or WCM LLC is an “affiliate” of Checkers or any of the Executive Officers, in each case, within the meaning of Rule 13e-3 under section 13(e) of the Exchange Act. Checkers has supplied all information contained in the Proxy Statement and this Schedule 13E-3 relating to Checkers, its subsidiaries and its directors. Each Executive Officer has supplied all information contained in the Proxy Statement and this Schedule 13E-3 relating to such Executive Officer. Taxi Holdings, Taxi Acquisition and each Wellspring Entity has supplied all information contained in the Proxy Statement and this Schedule 13E-3 relating to such person. No Filing Person takes responsibility for the accuracy of any information contained in the Proxy Statement or this Schedule 13E-3 which was not supplied by such Filing Person.

ITEM 1.	SUMMARY TERM SHEET.

The information contained in the sections entitled “SUMMARY TERM SHEET” and “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER” in the Proxy Statement is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) Name and Address. The information contained in the section entitled “SPECIAL FACTORS—THE COMPANIES” in the Proxy Statement is incorporated herein by reference.

(b) Securities. The information contained in the section entitled “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” in the Proxy Statement is incorporated herein by reference.

(c) Trading Market and Price. The information contained in the section entitled “MARKET PRICE OF CHECKERS’ COMMON STOCK AND DIVIDEND INFORMATION” in the Proxy Statement is incorporated herein by reference.

(d) Dividends. The information contained in the section entitled “MARKET PRICE OF CHECKERS’ COMMON STOCK AND DIVIDEND INFORMATION” in the Proxy Statement is incorporated herein by reference.

(e) Prior Public Offerings. The information contained in the section entitled “TRANSACTIONS IN CHECKERS’ STOCK” in the Proxy Statement is incorporated herein by reference.

(f) Prior Stock Purchases. The information contained in the section entitled “TRANSACTIONS IN CHECKERS’ STOCK” in the Proxy Statement is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF THE FILING PERSONS.

(a)-(c) Name and Address; Business and Background of Entities; Business and Background of Natural Persons. The information contained in the sections entitled “SPECIAL FACTORS—THE COMPANIES,” “CERTAIN INFORMATION ABOUT CHECKERS’ DIRECTORS AND EXECUTIVE OFFICERS,” “CERTAIN INFORMATION ABOUT TAXI HOLDINGS CORP. AND ITS AFFILIATES,” and “SPECIAL FACTORS—INTERESTS OF CHECKERS’ DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGER—TREATMENT OF STOCK OPTIONS; RELATIONSHIPS OF EXECUTIVE OFFICERS WITH TAXI HOLDINGS” in the Proxy Statement is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a)(1) Tender Offers. Not applicable.

(a)(2) Mergers or Similar Transactions. The information contained in the sections entitled “THE MERGER AGREEMENT,” “SPECIAL FACTORS—REASONS FOR THE MERGER,” “SPECIAL FACTORS—PURPOSE AND REASONS OF TAXI HOLDINGS, TAXI ACQUISITION AND THE WELLSPRING ENTITIES FOR THE

MERGER,” “THE SPECIAL MEETING OF THE STOCKHOLDERS—VOTE REQUIRED,” “SPECIAL FACTORS—CERTAIN EFFECTS OF THE MERGER,” and “SPECIAL FACTORS—MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES,” in the Proxy Statement and in ANNEX A, “AGREEMENT AND PLAN OF MERGER, DATED AS OF FEBRUARY 16, 2006, BY AND AMONG TAXI HOLDINGS CORP., TAXI ACQUISITION CORP., AND CHECKERS DRIVE-IN RESTAURANTS, INC.” is incorporated herein by reference.

(c) Different Terms. The information contained in the section entitled “SPECIAL FACTORS—INTERESTS OF CHECKERS’ DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGER” in the Proxy Statement is incorporated herein by reference.

(d) Appraisal Rights. The information contained in the section entitled “SPECIAL FACTORS—APPRAISAL OR DISSENTERS’ RIGHTS” in the Proxy Statement and in ANNEX D, “SECTION 262 OF THE DELAWARE GENERAL CORPORATE LAW,” to the Proxy Statement is incorporated herein by reference.

(e) Provisions for Unaffiliated Security Holders. The information contained in the section entitled “SPECIAL FACTORS—PROVISIONS FOR UNAFFILIATED STOCKHOLDERS” and “WHERE YOU CAN FIND ADDITIONAL INFORMATION” in the Proxy Statement is incorporated herein by reference.

(f) Eligibility for Listing or Trading. Not applicable.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) Transactions. The information contained in the section entitled “RELATED PARTY TRANSACTIONS” in the Proxy Statement is incorporated herein by reference.

(b), (c) Significant Corporate Events; Negotiations or Contacts. The information contained in the sections entitled “SPECIAL FACTORS—BACKGROUND OF THE MERGER,” “SPECIAL FACTORS—CERTAIN EFFECTS OF THE MERGER” and “SPECIAL FACTORS—INTERESTS OF CHECKERS’ DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGER” in the Proxy Statement is incorporated herein by reference.

(e) Agreements Involving the Subject Company’s Securities. The information contained in the sections entitled “SPECIAL MEETING OF THE STOCKHOLDERS—VOTING BY DIRECTORS AND EXECUTIVE OFFICERS,” “THE MERGER AGREEMENT,” “SPECIAL FACTORS—PLANS FOR CHECKERS AFTER THE MERGER,” and “SPECIAL FACTORS—INTERESTS OF CHECKERS’ DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGER” in the Proxy Statement is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b) Use of Securities Acquired. The information contained in the section entitled “SPECIAL FACTORS—CERTAIN EFFECTS OF THE MERGER” in the Proxy Statement is incorporated herein by reference.

(c)(1)-(8) Plans. The information contained in the sections entitled “SPECIAL FACTORS—CERTAIN EFFECTS OF THE MERGER,” “SPECIAL FACTORS—PLANS FOR CHECKERS AFTER THE MERGER,” “SPECIAL FACTORS—CERTAIN EFFECTS ON CHECKERS IF THE MERGER IS NOT COMPLETED,” “SPECIAL FACTORS— INTERESTS OF CHECKERS’ DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGER,” “MARKET PRICE OF CHECKERS’ COMMON STOCK AND DIVIDEND INFORMATION—DIVIDENDS,” and “THE MERGER AGREEMENT” in the Proxy Statement is incorporated herein by reference.

ITEM 7.	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a), (b), (c) Purposes; Alternatives; Reasons. The information contained in the sections entitled “SPECIAL FACTORS—BACKGROUND OF THE MERGER,” “SPECIAL FACTORS—PURPOSE AND REASONS OF TAXI HOLDINGS, TAXI ACQUISITION AND THE WELLSPRING ENTITIES FOR THE MERGER,” and

“SPECIAL FACTORS—CERTAIN EFFECTS OF THE MERGER” in the Proxy Statement is incorporated herein by reference.

(d) Effects. The information contained in the sections entitled “SPECIAL FACTORS—CERTAIN EFFECTS OF THE MERGER,” “SPECIAL FACTORS—PLANS FOR CHECKERS AFTER THE MERGER,” “SPECIAL FACTORS—FINANCING FOR THE MERGER; SOURCE AND AMOUNT OF FUNDS,” “SPECIAL FACTORS—MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES,” “SPECIAL FACTORS—INTERESTS OF CHECKERS’ DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGER,” and “THE MERGER AGREEMENT” in the Proxy Statement is incorporated herein by reference.

ITEM 8.	FAIRNESS OF THE TRANSACTION.

(a) Fairness. The information contained in the sections entitled “SPECIAL FACTORS—REASONS FOR THE MERGER,” “SPECIAL FACTORS—RECOMMENDATION OF THE SPECIAL COMMITTEE,” “SPECIAL FACTORS—RECOMMENDATION OF THE BOARD OF DIRECTORS,” “SPECIAL FACTORS—POSITION OF THE EXECUTIVE OFFICERS REGARDING THE FAIRNESS OF THE MERGER,” and “SPECIAL FACTORS—POSITION OF TAXI HOLDINGS, TAXI ACQUISITION AND THE WELLSPRING ENTITIES REGARDING THE FAIRNESS OF THE MERGER” to the Proxy Statement is incorporated herein by reference.

(b) Factors Considered in Determining Fairness. The information contained in the sections entitled “SPECIAL FACTORS—REASONS FOR THE MERGER,” “SPECIAL FACTORS—RECOMMENDATION OF THE SPECIAL COMMITTEE,” “SPECIAL FACTORS—RECOMMENDATION OF THE BOARD OF DIRECTORS,” “SPECIAL FACTORS—POSITION OF THE EXECUTIVE OFFICERS REGARDING THE FAIRNESS OF THE MERGER,” “SPECIAL FACTORS—POSITION OF TAXI HOLDINGS, TAXI ACQUISITION AND THE WELLSPRING ENTITIES REGARDING THE FAIRNESS OF THE MERGER,” and “SPECIAL FACTORS—OPINION OF THE SPECIAL COMMITTEE’S FINANCIAL ADVISOR” to the Proxy Statement and in ANNEX B, “OPINION OF CITIGROUP GLOBAL MARKETS INC.” to the Proxy Statement is incorporated herein by reference.

(c) Approval of Security Holders. The information contained in the section entitled “SPECIAL FACTORS—PROVISIONS FOR UNAFFILIATED STOCKHOLDERS” in the Proxy Statement is incorporated herein by reference.

(d) Unaffiliated Representative. The information contained in the section entitled “SPECIAL FACTORS—BACKGROUND OF THE MERGER,” “SPECIAL FACTORS—REASONS FOR THE MERGER,” and “SPECIAL FACTORS—PROVISIONS FOR UNAFFILIATED STOCKHOLDERS” in the Proxy Statement is incorporated herein by reference.

(e) Approval of Directors. The information contained in the sections entitled “SPECIAL FACTORS—RECOMMENDATION OF THE SPECIAL COMMITTEE” and “SPECIAL FACTORS—RECOMMENDATION OF THE BOARD OF DIRECTORS” in the Proxy Statement is incorporated herein by reference.

(f) Other Offers. The information contained in the sections entitled “SPECIAL FACTORS—BACKGROUND OF THE MERGER” and “SPECIAL FACTORS—REASONS FOR THE MERGER” in the Proxy Statement is incorporated herein by reference.

ITEM 9.	REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

(a)-(c) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information contained in the sections entitled “SPECIAL FACTORS—OPINION OF THE SPECIAL COMMITTEE’S FINANCIAL ADVISOR,” “SPECIAL FACTORS—BACKGROUND OF THE MERGER,” and “WHERE YOU CAN FIND ADDITIONAL INFORMATION” in the Proxy Statement and in ANNEX B, “OPINION OF CITIGROUP GLOBAL MARKETS INC.” to the Proxy Statement is incorporated herein by reference.

ITEM 10.	SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a), (b), (d) Source of Funds; Conditions; Borrowed Funds. The information contained in the section entitled “SPECIAL FACTORS—FINANCING FOR THE MERGER; SOURCE AND AMOUNT OF FUNDS” in the Proxy Statement is incorporated herein by reference.

(c) Expenses. The information contained in the section entitled “SPECIAL FACTORS—FEES AND EXPENSES” in the Proxy Statement is incorporated herein by reference.

ITEM 11.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities Ownership. The information contained in the sections “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” and “CERTAIN INFORMATION ABOUT TAXI HOLDINGS AND ITS AFFILIATES” in the Proxy Statement is incorporated herein by reference.

(b) Securities Transactions. The information contained in the section entitled “TRANSACTIONS IN CHECKERS’ STOCK” in the Proxy Statement is incorporated herein by reference.

ITEM 12.	THE SOLICITATION OR RECOMMENDATION.

(d), (e) Intent to Tender or Vote in a Going-Private Transaction; Recommendations to Others. The information contained in the sections entitled “THE SPECIAL MEETING OF STOCKHOLDERS—VOTING BY DIRECTORS AND EXECUTIVE OFFICERS,” “SPECIAL FACTORS—REASONS FOR THE MERGER,” “SPECIAL FACTORS—RECOMMENDATION OF THE SPECIAL COMMITTEE,” “SPECIAL FACTORS—RECOMMENDATION OF THE BOARD OF DIRECTORS,” “SPECIAL FACTORS—POSITION OF THE EXECUTIVE OFFICERS REGARDING THE FAIRNESS OF THE MERGER,” “SPECIAL FACTORS—POSITION OF TAXI HOLDINGS, TAXI ACQUISITION AND THE WELLSPRING ENTITIES REGARDING THE FAIRNESS OF THE MERGER,” and “CERTAIN INFORMATION ABOUT TAXI HOLDINGS AND ITS AFFILIATES” in the Proxy Statement is incorporated herein by reference.

ITEM 13.	FINANCIAL STATEMENTS.

(a) Financial Information. The information contained in the sections entitled “SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA” and “WHERE YOU CAN FIND ADDITIONAL INFORMATION” in the Proxy Statement is incorporated herein by reference, including Item 8, “FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA,” of Checkers’ most recent Annual Report on Form 10-K for the Fiscal Year ended January 2, 2006, as filed via EDGAR with the Securities and Exchange Commission on March 17, 2006 and as amended on Form 10-K/A on April 28, 2006, and Item 1, “FINANCIAL STATEMENTS,” of Checkers’ most recent Quarterly Report on Form 10-Q for the Fiscal Quarter ended March 27, 2006, as filed via EDGAR with the Securities and Exchange Commission on May 8, 2006.

(b) Pro Forma Information. Not applicable.

ITEM 14.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a), (b) Solicitations or Recommendations; Employees and Corporate Assets. The information contained in the sections entitled “THE SPECIAL MEETING OF STOCKHOLDERS—SOLICITATION OF PROXIES” and “SPECIAL FACTORS—FEES AND EXPENSES” in the Proxy Statement is incorporated herein by reference.

ITEM 15.	ADDITIONAL INFORMATION.

(b) Other Material Information. The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

ITEM 16.	EXHIBITS.

(a.1) Definitive Proxy Statement (incorporated herein by reference to Schedule 14A as filed with the Securities and Exchange Commission on May 8, 2006).

(a.2) Form of Proxy Card (incorporated herein by reference to the Form of Proxy Card attached to Schedule 14A as filed with the Securities and Exchange Commission on May 8, 2006).

(a.3) Press Release issued by Checkers Drive-In Restaurants, Inc., dated February 17, 2006 (previously filed).

(b.1) Debt Commitment Letter, dated February 16, 2006, among Guggenheim Corporate Funding, LLC, Taxi Holdings Corp. and Taxi Acquisition Corp. (previously filed).

(b.2) Commitment Letter, dated April 18, 2006, between CNL Restaurant Capital, LP and Taxi Holdings Corp. (previously filed).

(c.1) Opinion of Citigroup Global Markets Inc., dated February 16, 2006 (incorporated herein by reference to Annex B to Schedule 14A as filed with the Securities and Exchange Commission on May 8, 2006).

(c.2) Presentation of Citigroup Global Markets Inc. to the Special Committee of the Board of Directors, dated February 16, 2006 (previously filed).

(c.3) Discussion Materials provided by Citigroup Global Markets Inc. to the Special Committee, dated January 9, 2006 (previously filed).

(c.4) Presentation of Citigroup Global Markets Inc. to the Board of Directors, dated November 3, 2005 (previously filed).

(c.5) Presentation of Citigroup Global Markets Inc. to the Special Committee, dated October 19, 2005 (previously filed).

(c.6) Presentation of Citigroup Global Markets Inc. to the Special Committee, dated August 17, 2005 (previously filed).

(c.7) Presentation of Citigroup Global Markets Inc. to the Board of Directors, dated May 18, 2005 (previously filed).

(d.1) Agreement and Plan of Merger, dated as of February 16, 2006, among Checkers Drive-In Restaurants, Inc., Taxi Holdings Corp., and Taxi Acquisition Corp. (incorporated herein by reference to Annex A to Schedule 14A as filed with the Securities and Exchange Commission on May 8, 2006).

(d.2) Letter Agreement, dated February 16, 2006, between Wellspring Capital Partners IV, L.P. and Checkers Drive-In Restaurants, Inc. (incorporated herein by reference to Annex C to Schedule 14A as filed with the Securities and Exchange Commission on May 8, 2006).

(f) Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Annex D to Schedule 14A as filed with the Securities and Exchange Commission on May 8, 2006).

(g) Not applicable.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION

This Schedule 13E-3 includes and incorporates by reference statements that are not historical facts. These forward-looking statements are based on the respective Filing Person’s current estimates and assumptions and, as such, involve uncertainty and risk. Forward-looking statements include the information concerning possible or assumed future results of operations and also include those preceded or followed by words such as “anticipates,” “believes,” “thinks,” “could,” “estimates,” “expects,” “intends,” “may,” “should,” “plans,” “targets” and/or similar expressions. There may be events in the future that cannot be accurately predicted or over which there is no control. The occurrence of the events described in this Schedule 13E-3 or in the documents incorporated herein by reference could have a material adverse effect on Checkers’ business, operating results and financial condition or ability to consummate the transaction subject to this Schedule 13E-3. Examples of these risks include without limitation:

•	risk factors disclosed in Checkers’ Annual Report on Form 10-K for the fiscal year ended January 2, 2006 incorporated by reference in the Proxy Statement;

•	the risk that the merger agreement could be terminated, including under circumstances that would require Checkers to reimburse expenses up to $3.0 million or pay a termination fee of $7.0 million (less any reimbursements of expenses previously paid) and;

•	failure of Taxi Holdings to obtain financing necessary to consummate the merger; and

•	costs and charges related to the merger.

The forward-looking statements are not guarantees of future performance, events or circumstances, and actual results may differ materially from those contemplated by the forward-looking statements.

The forward-looking statements contained in this Schedule 13E-3 are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 8, 2006

CHECKERS DRIVE-IN RESTAURANTS, INC.

By:	/s/ Brian R. Doster
Name: Brian R. Doster
Title: Secretary

TAXI HOLDINGS CORP.

By:	/s/ Carl M. Stanton
Name: Carl M. Stanton
Title: President

TAXI ACQUISITION CORP.

By:	/s/ Carl M. Stanton
Name: Carl M. Stanton
Title: President

WELLSPRING CAPITAL PARTNERS IV, L.P

By:	WCM GenPar IV, L.P., General Partner

By:	WCM GenPar IV GP, LLC, its General Partner

By:	/s/ Carl M. Stanton
Name: Carl M. Stanton
Title: Member

WELLSPRING CAPITAL MANAGEMENT LLC

By:	/s/ Carl M. Stanton
Name: Carl M. Stanton
Title: Partner

WCM GENPAR IV, L.P.

By:	WCM GenPar IV GP, LLC, its General Partner

By:	/s/ Carl M. Stanton
Name: Carl M. Stanton
Title: Member

WCM GENPAR IV GP, LLC

By:	/s/ Carl M. Stanton
Name: Carl M. Stanton
Title: Member

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 8, 2006

KEITH E. SIROIS

By:	/s/ Keith E. Sirois

S. PATRIC PLUMLEY

By:	/s/ S. Patric Plumley

STEVE COHEN

By:	/s/ Steve Cohen

ADAM NOYES

By:	/s/ Adam Noyes

RICHARD TURER

By:	/s/ Richard Turer

RON LEVONDOSKY

By:	/s/ Ron Levondosky

BRIAN R. DOSTER

By:	/s/ Brian R. Doster

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
(a.1)	Definitive Proxy Statement (incorporated herein by reference to Schedule 14A as filed with the Securities and Exchange Commission on May 8, 2006).

(a.2)	Form of Proxy Card (incorporated herein by reference to Form of Proxy Card attached to Schedule 14A as filed with the Securities and Exchange Commission on May 8, 2006).

(a.3)	Press Release issued by Checkers Drive-In Restaurants, Inc. dated February 17, 2006.*

(b.1)	Debt Commitment Letter, dated February 16, 2006, by and between Guggenheim Corporate Funding, LLC, Taxi Holdings Corp. and Taxi Acquisition Corp.*

(b.2)	Commitment Letter, dated April 18, 2006, between CNL Restaurant Capital LP and Taxi Holdings Corp.*

(c.1)	Opinion of Citigroup Global Markets Inc., dated February 16, 2006 (incorporated herein by reference to Annex B to Schedule 14A as filed with the Securities and Exchange Commission on May 8, 2006).

(c.2)	Presentation of Citigroup Global Markets Inc. to the Special Committee of the Board of Directors, dated February 16, 2006.*

(c.3)	Discussion Materials provided by Citigroup Global Markets Inc. to the Special Committee, dated January 9, 2006.*

(c.4)	Presentation of Citigroup Global Markets Inc. to the Board of Directors, dated November 3, 2005.*

(c.5)	Presentation of Citigroup Global Markets Inc. to the Special Committee, dated October 19, 2005.*

(c.6)	Presentation of Citigroup Global Markets Inc. to the Special Committee, dated August 17, 2005.*

(c.7)	Presentation of Citigroup Global Markets Inc. to the Board of Directors, dated May 18, 2005.*

(d.1)	Agreement and Plan of Merger, dated as of February 16, 2006, among Checkers Drive-In Restaurants, Inc., Taxi Holdings Corp., and Taxi Acquisition Corp. (incorporated herein by reference to Annex A to Schedule 14A as filed with the Securities and Exchange Commission on May 8, 2006).

(d.2)	Letter Agreement, dated February 16, 2006, between Wellspring Capital Partners IV, L.P. and Checkers Drive-In Restaurants, Inc. (incorporated herein by reference to Annex C to Schedule 14A as filed with the Securities and Exchange Commission on May 8, 2006).

(f)	Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Annex D to Schedule 14A as filed with the Securities and Exchange Commission on May 8, 2006).

(g)	Not applicable.

*	previously filed